Comprehensive Credit Facility Agreement of Maximum Amount (“CreditFacility Agreement”) Entered into by and between BAK International (Tianjin)Limited (“the Company”) and Tianjin Branch, Bank of Dalian (the “Creditor”) Dated November 22, 2011

Main articles:
»	Contract number: DLQ Jin201111210022;
»	Maximum amount of credit facilities to be provided: RMB 80 million;
»	Term: from November 22, 2011 to November 21, 2012;
»	Purpose of the loan is to provide working capital for the Company;
»	If any of the following occurs, the Creditor is entitled to demand adjustment of the maximum amount of credit facilities:
• The Company provides unture materials;
• The Company uses loan proceeds for purposes other than what is agreed without the consent of the Creditor;
• The financial condition of the Company is in serious difficulty;
• The Company does not carry out its obligations;
• Occurrence of other instances which endangers or may endanger the safety of the loan provided by the Creditor;
»	Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, and cancel the credit unprovided.

Headlines of the articles omitted
»	The procedure on using the comprehensive credit facility
»	Guaranty
»	The obligations of the Creditor
»	The obligations of the Company
»	Declaration and undertaking of the Company
»	Increase to the maximum amount of credit facilities
»	Amendment and termination of Contract
»	Supplemental Agreement
»	Disputation settlement Validity
»	Validity